Item 77C: Submission of matters to a
          vote of securities holders

(a) The 1995 annual meeting of shareholders was held on May 17, 1995.

(b) The following persons were elected directors at the annual meetings being all of the directors named in Registrant's proxy statement and now in office:

               Dr. Donald C. Carroll
               Paul B. Fay, Jr.
               Robert F. Gurnee
               John C. Jansing
               James S. Morgan
               Philip R. Reynolds
               Marciarose E. Shestack
               Mark E. Stalnecker

(c)  At the annual meeting, the stockholders also voted to
     ratify the selection of Deloitte & Touche as auditors
     to examine the books and securities for the period
     December 1, 1994 to November 30, 1995.  5,124,166
     shares were cast in favor of such ratification.
     28,634 shares were cast against such ratification; and 85,169 shares abstained from voting on this matter.



Exh99-1.txt